UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-36108

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE Gas, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

ONE Gas, Inc. 401(k) Plan

TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and exhibits are filed for the ONE Gas, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

        Report of Independent Registered Public Accounting Firm

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee and Plan Participants
ONE Gas, Inc.
Tulsa, Oklahoma

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ONE Gas, Inc. 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021 and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of

Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i– Schedule of Assets (Held at End of Year)as of December 31, 2022 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2014.

/s/ FORVIS, LLP

Tulsa, Oklahoma
June 22, 2023

ONE Gas, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(In thousands)

	2022	2021

Investments, at fair value	$747,648	$883,555

Receivables:
Employer contributions	9,897	9,043
Notes receivable from participants	16,610	15,405
Total receivables	26,507	24,448
Net assets available for benefits	$774,155	$908,003

See accompanying Notes to Financial Statements.

ONE Gas, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2022
(In thousands)

2022

Investment income (loss):
Net depreciation in fair value of investments	$(132,632)
Dividends	39,902
Net investment loss	(92,730)

Interest on notes receivable from participants	529

Contributions:
Participants	24,475
Employer	28,070
Rollovers	1,592
Total contributions	54,137

Deductions to net assets attributed to:
Benefits paid to participants	(95,784)

Net decrease in net assets available for benefits	(133,848)
Net assets available for benefits, beginning of period	908,003
Net assets available for benefits, end of period	$774,155

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)    Description of Plan

A brief description of the ONE Gas, Inc. 401(k) Plan (the “Plan”) follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)    General

The Plan is administered by the ONE Gas, Inc. Benefits Committee (the “Plan Administrator”) and is provided for the benefit of the employees of ONE Gas, Inc. (“ONE Gas” or “the Company”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)    Participation and Contributions

An eligible employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement, except for temporary employees and interns who must complete a year of service before becoming eligible to participate. New employees are automatically enrolled at a six percent pre-tax contribution rate. New employees may elect to opt out of participation in the Plan or contribute a different amount.

Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 75 percent if certain regulatory contribution limitations are not exceeded. The pre-tax contributions and their earnings are taxable at the time of distribution. Earnings on Roth 401(k) contributions may not be taxable, subject to certain Internal Revenue Service (“IRS”) rules and requirements. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of six percent. Earnings on after-tax contributions are taxable at the time of distribution. Participant rollovers are allowed into the Plan from other qualified plans.

Participants age 50 and older before the end of the calendar year may make additional pre-tax or Roth 401(k) catch-up contributions. The maximum annual elective deferral limit allowed in 2022 was $20,500, and the maximum catch-up contribution allowed was $6,500.

Participants are eligible for Company matching contributions immediately upon enrollment in the Plan. Prior to October 1, 2022, certain employees covered by a collective bargaining unit agreement were only eligible for Company matching contributions after one year of service. The Company matches pre-tax, Roth 401(k), catch-up contributions and/or after-tax contributions, up to a combined maximum of six percent of eligible compensation per payroll period.

The following employees are eligible to receive profit-sharing contributions:

▪Non-bargaining unit employees hired on or after January 1, 2005;
▪Employees who transferred from a bargaining unit to a non-bargaining unit position on or after January 1, 2005;
▪Employees represented by the International Brotherhood of Electrical Workers who were hired on or after July 1, 2010;
▪Employees represented by the United Steelworkers who were hired on or after December 15, 2011; and
▪Certain other employees who elected to terminate participation in the ONE Gas, Inc. Retirement Plan in order to become eligible for the profit-sharing contributions.

The Company may, and generally expects to, make a profit-sharing contribution to the Plan each calendar quarter that will result in an allocation to each participant’s Plan account equal to one percent of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter to qualify for the contribution, unless the participant terminates employment due to death, disability or retirement. The Company may also make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on December 31st to receive the annual discretionary contribution, if any, unless the participant terminates employment due to death, disability or retirement. Retirement is defined as termination of employment on or after the age of 50.

The Plan is a defined contribution plan subject to the combined annual contribution limit. There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. For 2022, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s compensation or $61,000. Catch-up contributions are not subject to this contribution limit. These limits are indexed and may be adjusted periodically by the IRS.

(c)    Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company’s matching and profit-sharing contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the American Funds Target Date Retirement Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (“Plan Trustee”) on a daily basis except for transactions involving ONE Gas common stock for officers, directors and employees designated as “ONE Gas Insiders” during scheduled suspension periods at the end of each calendar quarter until the third business day after the Company’s release of earnings information, or during other designated suspension periods. ONE Gas Insiders must obtain approval of all trading activity that involves ONE Gas common stock in the participant’s Plan account prior to the execution of the transaction. Neither the Company nor the Plan Trustee guarantees the value of the investments, nor do they indemnify any participant against any loss that may result from such investments.

The Plan has a 20 percent limitation on investments in ONE Gas common stock with respect to future employee and employer contributions. The Plan generally prohibits investment in ONE Gas common stock if the participant’s investment in ONE Gas common stock exceeds 20 percent of the participant’s total account balance. Finally, the Plan generally limits exchanges into ONE Gas common stock if a participant’s account balance invested in ONE Gas common stock exceeds 20 percent or would exceed 20 percent as a result of the transaction.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for the purchase or sale of ONE Gas common stock is 2.9 cents per share.

For participants who have ONE Gas common stock as an investment option, dividends are credited to the participant’s Plan account and are distributed or reinvested according to each participant’s election. However, such participants may elect to receive cash payments for dividends paid on that stock. The election choices for dividends paid on ONE Gas common stock are:

1.If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, the participant may receive a distribution for all of the dividend;
2.If the quarterly dividend is $100 or more, the participant may receive a distribution for all of the dividend;
3.If the quarterly dividend is $200 or more, the participant may receive a distribution for 50 percent of the dividend and have 50 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account; or
4.The participant may have 100 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account. This is the default election.

Dividends reinvested are considered earnings. Dividends distributed constitute additional income for federal and state, if applicable, income tax purposes and are included in each participant’s gross taxable income in the year distributed.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Sales to fund distributions to plan participants and purchases from contributions are not subject to these restrictions.

(d)    Vesting

All contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Participant Loans, Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed the lesser of:

1.$50,000 reduced by the excess of the highest outstanding loan balance during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or
2. 50 percent of the account balance of the participant, excluding amounts from which loans may not be made.

Participant loans are reflected as notes receivable from participants in the Statement of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time. Participant loans may not be made from Roth 401(k) contributions, Roth rollover contributions or profit-sharing contributions.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2022, ranged from 3.25 percent to 7.00 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•A Plan participant may withdraw all or part of the participant’s after-tax contributions for any reason. Upon a withdrawal of after-tax contributions, there is a six-month suspension of Company matching contributions on contributions made by the participant to the Plan.
•In-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation. However, Roth 401(k) contributions, Roth rollover contributions, profit-sharing contributions and related earnings are not eligible for such in-service withdrawals.
•Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.
•If a participant becomes disabled, the participant may withdraw all or part of the participant’s profit-sharing contributions.

Hardship withdrawals from elective deferrals, plus earnings on the elective deferrals, in a participant’s account are allowed after a participant has exhausted all other currently available distributions under the Plan and all other plans of deferred compensation maintained by the Company and submitted an application to the Plan Administrator showing current proof of qualifying hardship.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:
1.The participant retires or otherwise terminates employment with the Company, for any reason;
2.The participant dies;
3.The Plan is terminated; or

4.The Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification) subject to any applicable legal requirements.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (“IRA”), receive a single lump-sum payment or take partial withdrawals from the Plan as soon as administratively possible after separating service from the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 72 (70½ for participants who attained such age before January 1, 2020), at which time a required minimum distribution from the account must be made each year.

If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

Any interests in ONE Gas company stock or ONEOK, Inc. company stock held in the participant’s account will be distributed in-kind if the participant so requests, otherwise, cash will be paid in an amount equal to the value of the participant’s investments at the time of distribution, as determined by the Plan Trustee.

If a participant receives a distribution from the Plan, the IRS generally requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½ or separates from the Company after attainment of age 55.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account, subject to the successor plan rules.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, were used to value the investments included in the ONE Gas, Inc. 401(k) Plan Trust (the Trust) for the years ended December 31, 2022 and 2021. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. This activity is reflected in investment income on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)    Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee are paid by the Company or the Plan as provided by the plan document, except for costs paid by the participant, which include loan fees, qualified domestic relations order fees, brokerage commissions, investment fund expenses, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. Rebates, if any, received from the investment funds are allocated to the participants’ accounts. The Company did not seek reimbursement from the Plan for any fees or expenses paid for the year ended December 31, 2022.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is intended in all respects to be a qualified plan under the Internal Revenue Code of 1986, as amended (the “Code”). The Plan received a favorable determination letter from the IRS dated November 3, 2017, stating that the Plan document was in compliance with the applicable requirements of the Code.

The Plan is amended periodically to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Company. The Plan was most recently amended on October 1, 2022. The Company believes that the Plan, as amended, remains in documentary compliance with the tax qualification requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, these inputs are derived principally from or corroborated by observable market data; and
•Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

At December 31, 2022 and 2021, all assets were held in the Trust. See Note 3 for discussion of recurring fair value measurements of the Trust.

(3)    Investments

The following table sets forth the recurring fair value measurements for each level within the fair value hierarchy at December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$27,362	$—	$—	$27,362
Mutual funds	549,683	—	—	549,683
Common stock of ONE Gas, Inc.	78,872	—	—	78,872
Common stock of ONEOK, Inc.	91,731	—	—	91,731
Total investments	$747,648	$—	$—	$747,648

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$27,161	$—	$—	$27,161
Mutual funds	676,532	—	—	676,532
Common stock of ONE Gas, Inc.	88,060	—	—	88,060
Common stock of ONEOK, Inc.	91,802	—	—	91,802
Total investments	$883,555	$—	$—	$883,555

The common stock of the ONEOK, Inc. investment option within the Trust is frozen to participants, and no participant or Company contributions may be invested in this investment option. Any dividends received from ONEOK, Inc. common stock are reinvested based on the participant’s current allocation of investment elections in the Plan.

(4)    Party-in-Interest Transactions

Party-in-interest transactions include, but are not limited to, those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions for the Trust are managed by Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee, and Fidelity Investments Institutional Operations Company (“Fidelity Investments”), the Plan’s record keeper, and therefore transactions with Fidelity and Fidelity Investments qualify as party-in-interest transactions. Participant loan transactions also qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONE Gas, Inc. 401(k) Plan
EIN 46-3561936 PLN 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
(In thousands)

(a)	(b)	(c)	(d)	(e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	Federated Hermes Government Obligations Fund	Money Market Fund		$23,893
	Invesco Government & Agency Portfolio	Money Market Fund		3,469
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund		4,392
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund		2,086
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund		19,633
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund		42,461
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund		34,423
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund		30,364
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund		31,186
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund		30,012
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund		33,591
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund		29,446
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund		8,804
	American Funds 2065 Target Date Retirement Fund Class R6	Mutual Fund		1,286
*	Fidelity Balanced K	Mutual Fund		24,899
	TACW Total Return Bond Fund Class 1	Mutual Fund		18,116
	Vanguard Primecap	Mutual Fund		64,913
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		39,041
	Delaware Small Cap Value Fund	Mutual Fund		3,872
	Carillon Scout Mid Cap Fund Class 1	Mutual Fund		4,938
	American Funds American Mutual Fund Class R6	Mutual Fund		29,114
	MFS International Diversification Fund Class R3	Mutual Fund		16,978
*	Fidelity U.S. Bond Index Fund	Mutual Fund		2,289
*	Fidelity 500 Index Fund	Mutual Fund		46,891
*	Fidelity Global ex U.S. Index Fund	Mutual Fund		1,585
*	Fidelity Mid Cap Index Fund	Mutual Fund		134
*	Fidelity Small Cap Index Fund	Mutual Fund		139
	JPMorgan Small Cap Equity Fund Class R5	Mutual Fund		29,090
*	ONE Gas, Inc.	Common Stock		78,872
	ONEOK, Inc.	Common Stock		91,731
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 7.00% and various maturities		16,610
				$764,258
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONE Gas, Inc. 401(k) Plan

ONE Gas, Inc.

Date: June 22, 2023	By:	/s/ Caron A. Lawhorn
Caron A. Lawhorn Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm